Compound Projects, LLC

20 Clinton Street

New York, NY 10002

January 6, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporate Finance

Office of Real Estate & Construction

Attn. Pam Howell

Re:	Compound Projects, LLC
Post Qualification Amendment on Form 1-A
Filed December 22, 2020
File No. 024-11133

Dear Ms. Howell,

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Post Qualification Amendment to the Offering Statement on Form 1-A (the “Post Qualification Amendment”) of Compound Projects, LLC, (the “Company”) and we respectfully request that the above referenced Post Qualification Amendment be declared qualified by the Commission at 4:00 PM Eastern Standard Time, Friday, January 8, 2021, or as soon thereafter as possible.

We request that we be notified of such qualification by a telephone call to Mr. Paul Levites at (202) 869-0888 ext. 103. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Mr. Levites via email at paul@bevilacquapllc.com.

Sincerely,

Compound Projects, LLC

By: Compound Asset Management, LLC, its managing member

By:	/s/ Janine Yorio
Janine Yorio
Chief Executive Officer

cc:	Paul Levites, Esq.